VIA EDGAR
March 30, 2007
William Thompson
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549

Re:	Stater Bros. Holdings, Inc.
Form 10-K for Fiscal Year Ended September 26, 2006
Filed December 19, 2006
Form 10-Q for Fiscal Quarter Ended December 24, 2006
File No. 1-13222
Dear Mr. Thompson:
The following represents our further response to your follow-up letter dated February 26, 2007 regarding our filings and your related comments.
Form 10-K for Fiscal Year Ended September 24, 2006
Consolidated Statements of Cash Flow, page F-6
1.	We have reviewed your response to comment six in our letter dated January 23, 2007. However, we continue to believe that premiums, fees and make whole payments related to the debt repurchase should be classified as cash flows from operating activities as such amounts enter into the determination of net income and do not represent repayments of obligations reflected on your balance sheet. Please refer to paragraph 21 of SFAS 95. Also, given the significance of these charges and amortization of debt issuance costs to cash flows from operating activities, we believe that you should amend your filing to correct the classification of these items. Please do so or explain to us in greater detail why premiums, fees and make whole payments represent repayments of amounts borrowed.
In response to comment six of your January 23, 2007 letter and comment one of your February 26, 2007 letter, we respectfully submit that, for the reasons stated in our letters dated February 6, 2007 and March 23, 2007, we continue to believe that we properly accounted for the premiums, fees and make-whole payments related to our debt repurchases as cash flow from financing activities. Nevertheless, in the interest of resolving the comment in an expedient manner, we hereby accede to the Staff’s comment and will amend our Annual Report on Form 10-K for the fiscal year ended September 24, 2006 to classify the premiums, fees and make-whole payments related to our debt repurchases in 2004 as cash flow from operating activities.

As requested in your letter dated January 23, 2007, in connection with our response to your comments, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (909) 783-5287 if you have any questions.

Sincerely,

/s/ Phillip J. Smith Phillip J. Smith
Executive Vice President and Chief Financial Officer
Stater Bros. Holdings Inc.

Stater Bros. Holdings Inc.